Via Facsimile and U.S. Mail
Mail Stop 6010

May 25, 2006

Ms. Yanchun Li
Acting Chief Financial Officer
American Oriental Bioengineering, Inc.
No. 308 XUEFU Road
Nangang District
Harbin, China 150086

Re: American Oriental Bioengineering, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed March 30, 2006
File No. 001-32569

Dear Ms. Li:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief